BALLOONR, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

Balloonr, Inc.
Balance Sheets
(Unaudited)

		As of December 31	
		2020	2019
ASSETS			
Current Assets			
Cash and cash equivalents	$	1,002,290.59	994,902.00
Accounts Receivable		38,420.00	
Other Assets		(60,600.00)	402,561.00
TOTAL ASSETS	$	980,110.59	1,397,463.00
LIABILITIES AND SHAREHOLDERS EQUITY			
Current Liabilities			
Accrued liabilities	$	-	52,308.00
Credit Cards Payable		(32,468.16)	6,227.00
Deferred revenues			12,405.00
Employee Benefits Payable		45,546.99	
Total Current Liabilities	$	13,078.83	70,940.00
Equity			
Crowdfunding SAFEs		161,182.00	185,395.00
Series Seed Convertible Preferred Stock			1,135.00
Common Stock			860.00
Opening Balance Equity		(44,864.24)	
Owner's Pay & Personal Expenses		(149,526.66)	
Additional paid-in capital			3,291,689.00
Retained Earnings		1,620,611.37	(2,152,556.00)
Net Income		(620,370.71)	
Total Equity	$	967,031.76	1,326,523.00
TOTAL LIABILITIES AND EQUITY	$	980,110.59 $	1,397,463.00

Balloonr, Inc.
Statement of Operations

		2020	2019
OPERATING INCOME			
Revenue	$	231,610.71	94,322.00
Cost of revenues			150,387.00
Gross Profit	$	234,159.73	(56,065.00)
Uncategorized Income		2,549.02	6,091.00
OPERATING EXPENSES			
Advertising & Marketing	$	34,387.73	429,375.00
Amazon Web Services			
Bank Charges & Fees		566.74	
Contractors		191,146.75	
Employee Benefits		22,474.61	
Franchise Taxes - California		800.00	
General & Administrative expenses			372,929.00
Insurance		3,838.53	
Interest Paid		-2,442.76	
Legal & Professional Services		15,400.65	
Meals & Entertainment		39.00	
Office Supplies & Software		6,634.59	
Payroll expense		581,576.56	
Research & Development expenses			156,195.00
Travel		100.00	
Uncategorized Expense		8.04	
Total Expenses	$	854,530.44	958,499.00
Net Income	-$	620,370.71	(1,008,473.00)

Balloonr, Inc.
Consolidated Statement of Equity

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained earnings	Total
	Shares	Amount	Shares	Amount			
Balances - December 31, 2018		$ -	8,601,010	$ 860.00	$ 714,718.00	$ (1,144,083.00)	$ (428,505.00)
Issuance of Crowd SAFEs		-		-	135,395.00	-	135,395.00
Conversion of KISS & SAFEs		-		-	(200,000.00)	-	(200,000.00)
Issuance of Series Seed Preferred Stock	11,345,784	1,135.00		-	2,633,261.00	-	2,634,396.00
Stock-based compensation		-		-	8,315.00	-	8,315.00
Net loss		-		-	-	(1,008,473.00)	(1,008,473.00)
Balances - December 31, 2019	11,345,784	$ 1,135.00	8,601,010	$ 860.00	$ 3,291,689.00	$ (2,152,556.00)	$ 1,141,128.00

Balloonr, Inc.
Statement of Cash Flows

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (620,370.71)	(1,008,473.00)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		
Accounts Payable (A/P)	0.00	
Credit cards payable	(29,438.23)	
Employee Benefits Payable	3,035.14	
Conversion costs of convertible instruments		128,469.00
Stock-based compensation		8,315.00
Depreciation and amortization		53,241.00
Changes in assets and liabilities		28,855.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (26,403.09)	218,880.00
Net cash provided by operating activities	$ (646,773.80)	(789,593.00)
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Purchase of assets		(23,037.00)
Investment in software for internal use		(29,049.00)
Net cash provided by investment activities	$ -	(52,086.00)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in revolving debt		(9,388.00)
Repayment of note payable		(59,123.00)
Issuance of Crowdfunding SAFEs		135,395.00
Issuance of Convertible Preferred Stock		1,764,396.00
Net cash provided by financing activities	$ -	1,831,280.00
Net cash increase for period	$ (646,773.80)	989,601.00
Cash at beginning of period	994,901.91	5,300.91
Cash at end of period	$ 348,128.11	994,901.91

BALLOONR, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. **ORGANIZATION AND PURPOSE**

Balloonr, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) **Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) **Legal Fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.